Filed by Ashford Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Ashford Nevada Holding Corp.

Commission File No. 333-232736

October 4, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 3, 2019

ASHFORD INC.

(Exact name of registrant as specified in its charter)

Maryland	001-36400	82-5237353
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

14185 Dallas Parkway, Suite 1100 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (972) 490-9600

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐                                    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AINC	NYSE American LLC

ITEM 7.01 REGULATION FD DISCLOSURE

On October 3, 2019, Ashford Inc. (the “Company”) made an investor presentation to the investment community. A copy of the investor presentation transcript is attached hereto as Exhibit 99.1. On October 3, 2019, the Company filed a Form 8-K that included the investor presentation.

The information in this Form 8-K and Exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibit

Exhibit No.	Description
99.1	Investor day presentation transcript of the Company, dated October 3, 2019

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 4, 2019

ASHFORD INC.

	By:	/s/ Robert G. Haiman
		Name:	Robert G. Haiman
		Title:	Executive Vice President, General Counsel & Secretary

3

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Ashford Inc.

Investor and Analyst Day

October 3, 2019

C O R P O R A T E   P A R T I C I P A N T S

Deric S. Eubanks, Chief Financial Officer

Monty J. Bennett, Chief Executive Officer & Chairman of the Board

Jeremy J. Welter, Co-President and Chief Operating Officer

Jay Steigerwald, President, Head of Distribution, Ashford Securities

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Matt Pilkington

P R E S E N T A T I O N

Deric S. Eubanks:

Good morning and welcome to the Ashford Investor Day. I’m Deric Eubanks and I’m the Chief Financial Officer of each of the Ashford companies. I’d also like to welcome everyone that’s watching the presentation online. We’re going to be video recording this and it’ll be archived on our website, so you can go back and watch that later as well.

Just as a quick reminder of our corporate structure, we have Ashford Inc. which is the asset management company and it’s traded on the NYSE American Exchange and the ticker is AINC. It has long-term advisory agreements in place to advise Ashford Hospitality Trust and Braemar Hotels & Resorts. Both of those REITs are traded on the NYSE; Ashford Hospitality Trust’s ticker is AHT and Braemar Hotels &

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Resorts’ ticker is BHR. Combined, those REITs own a little over 130 hotels and over $8 billion of gross asset value. Ashford Inc. also provides hotel-related products and services to the hotel industry, not only to REITs but other third parties as well. Those businesses include RED Hospitality; Lismore Capital; JSAV Audio Visual, they’re doing audiovisual today for this event; and then OpenKey; Premier Project Management; Pure Wellness; our recently announced Ashford Securities platform, which is a capital raising platform; and then also Remington Hotel Management, which is a property management company that Ashford Inc. has announced an agreement to acquire, that transaction has not closed yet. We will be talking about all of those businesses today.

I’d like to introduce who is here today from the Management Team at Ashford. We’ve got Monty Bennett who’s the Chairman and CEO of Ashford Inc. and then the Chairman of the two REITs as well. Then we’ve got Douglas Kessler who’s the President and CEO of AHT, Ashford Hospitality Trust; Richard Stockton is the President and CEO of Braemar Hotels & Resorts. Rob Hayes is the Co-President of Ashford Inc.; Jeremy Welter, Co-President of Ashford Inc. and oversees our asset management efforts for our hotel REITs; and then myself.

In terms of the agenda for the day, I’ll be providing some welcome comments and then we will dive into Ashford Inc. Monty will give an overview of the vision and strategy for Ashford Inc. and the growth strategy there. We’ve also got a video of our products and services businesses that we will play and then we’ll have time for Q&A after that. After that we will have a short coffee break and then we will come back and talk about Ashford Hospitality Trust.

Douglas Kessler will give an overview of the vision and strategy for that platform. Jeremy Welter, along with some members of his team, will discuss our asset management activities. I’ll give an overview of the balance sheet and then Douglas will come back up here and give some concluding remarks on Ashford Hospitality Trust, and then we’ll also have some time for Q&A on Ashford Hospitality Trust.

After that we’ll move to Braemar Hotels & Resorts and Richard Stockton will provide an overview of the vision and strategy for Braemar. Jeremy Welter, again, and some other members of his team, will give an overview of our asset management activities and then I’ll discuss the balance sheet for Braemar. Then Richard Stockton will come back up and give some concluding remarks on Braemar and then we will also have time for Q&A with Braemar. After that we’ve got lunch, so we hope you can join us for lunch.

I’d also like to mention that each of our platforms are active on social media. Monty Bennett is also on Twitter; you can follow him @MBennettAshford. Each of our Companies has a Twitter handle—@AshfordInc, @AshfordTrust, and @BraemarHotels—and so we utilize that as a way to engage with investors. We’ve also got an app that we created that is catered towards hospitality REIT investors, and so we hope you download it. It’s available on the Apple Store and the Google Play store. We hope you find it to be a useful investment analysis and research tool.

Before I hand it to Monty, I’d like to spend a few minutes just talking about our guiding principles. These guiding principles were developed when we took Ashford Hospitality Trust public back in 2003. We wanted to identify what we wanted to be known for and what we stand for. These guiding principles are

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what we’ve developed. We gather as a Company quarterly and we recognize the associate that’s done the best job exemplifying these guiding principles. When new associates join our team they quickly realize how important these guiding principles are to us.

The first one is engaging. Now, this relates to teamwork within our organization, engaging with property-level managers, engaging with investors. It’s why we have an active investor relations effort, it’s why we have Investor Days, and it also relates to the fact that we’ve got dedicated CEOs of our platforms that can interact with investors. We also want our associates to be actively engaged in our communities and be engaged citizens, so engaging is an important guiding principle for us.

The next one is innovative. We believe in order to outperform you’ve got to do something different. We’ve got a structure that’s very unique where we’ve got different companies that are all publicly traded that have different investment strategies that we hope work for investors with different objectives. We know our structure is different, but we believe that it’s innovative and it’s an innovative approach that can maximize value for investors across our platforms.

The next one is tenacious. This all relates to hard work. We expect our associates to work hard. We started Ashford Hospitality Trust 16 years ago with six hotels and we raised $200 million in an IPO. Today, we have over 130 hotels; we’ve got three public companies, over $8 billion of gross assets. As we talk about our growth strategies and what we do on our Asset Management team, I think you’ll see our tenacity in this presentation today.

Also, profitable; obviously, we’re here to create profits and we believe that the structure that we’ve created is a way to maximize profits across our platform. We’ve got individual strategies through the different companies, but through the structure, investors get the benefit of scale. We’re one of Marriott’s largest fee payers; we’re one of Hilton’s largest fee payers, and we believe that the more control we can have on the operations of the hotel properties that we own and oversee, the more profitable those operations will be for investors and the shareholders will benefit from that structure.

We have heard over the years that some people view our structure as a conflict, of creating conflicts, and we view it as exactly the opposite: that it’s a huge competitive advantage. I think we’ve shown that in our consistent outperformance at our property-level performance, and our Asset Management team will walk through that with some case studies as we go through the presentations.

Then the last one is ethical. We expect our associates to do the right thing. We want to win, we’re competitive, but we also believe in establishing long-term relationships with key stakeholders. We also expect our associates to give back. We have two days a year where our associates serve with local charitable organizations. We have a lot of charitable organizations that we support and we also provide opportunities for our associates to serve on their own time as well.

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These are our guiding principles. They represent what we want to be known for, what we stand for, and so they’re an important part of our culture.

With that, I will hand it to Monty Bennett, Chairman and CEO of Ashford Inc., to discuss the Ashford Inc. platform.

Monty J. Bennett:

Thank you, Deric. I’m going to spend a few minutes up here talking about Ashford Inc. and then Jeremy is going to come up and give a video presentation about Ashford Inc. then we’re going to have some Q&A regarding Ashford Inc. and then move on to the REITs.

For ease of discussion, I’m going to refer to Ashford Inc. as Ashford and Ashford Trust as Trust and Braemar as Braemar.

I have never been more excited about the prospects for Ashford. This has been a long time coming. For many years I’ve been wanting to put something like Ashford together, to have an organization that has both advisory services to this industry, asset management services, property management services, project management services, which also includes architectural services, design services, FF&E procurement services, construction management services, audiovisual services, and the list just goes on and on. Because of regulatory issues and the like, it has taken quite some time in order to assemble this all together. We are on the verge of closing this property management transaction with Remington which will set Ashford up for the vision that I’ve had for quite a number of years, so I’m very, very excited about it and finally can get off to the races here.

We’re the only publicly traded asset manager and service provided in the hospitality industry. Public or private, I don’t know of another firm that aggregates these services in our industry that has them all together. We are very unique in that way and I believe that it’s a very superior model. That’s why I’ve spent so much time pursuing it.

Forty-plus years of history in the hospitality business, I got in the business in ‘89. My father was in business before me; he started in ‘68. All these guys have tremendous experience as well. We’ve always had a best-in-class asset management program and we’ll go into those details about what we do with the properties and how we reposition them. We’ve got some incredible case studies to share with you guys about how we create value in these hotel assets. For being in the industry our entire lives and the relationships we’ve had with people, I think you can understand why we can do something like that.

For Ashford, we have two primary paths to growth. The first is to grow assets under management. There are two platforms in which we are doing this; that’s Braemar, high-end hotels; Ashford Trust, more or less all different kinds of hotels. We want those platforms to grow and to succeed. Our fees are based upon

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not only the size of those platforms but even more based upon their financial performance and their stock price and total shareholder return performance. We want these platforms to grow.

We also want to start additional platforms in the hospitality space. We want to grow our assets under management; more on that in just a minute.

We also want to grow our third-party business. All these businesses that I’ve just went through the list of; service the assets and these REITs, the assets and the REITs and the REITs themselves. We are now embarking on growing the third-party businesses for these individual businesses to everyone else in the industry, and we’re going to talk about that in a minute here too.

This is another way to look at our structure. Ashford is at top. We own all of the businesses that you see listed there, all hospitality-related. Then all these businesses provide services to Braemar, Trust, and then to third parties. That third parties is going to start to grow, and grow a lot, we hope.

I want to go over just a few recent developments and then we’ll get into the rest of the presentation. The first recent development is we announced this morning that Ashford has agreed to buy approximately 400,000 shares and has bought 400,000 shares that are held by the REITs. This has been an overhang on our stock. It is what has driven the stock price down. We hate it. We all own a lot of the stock and this is something that we’re finally able to put together. This sops up half of the inventory that the REITs hold in Ashford Inc. stock. The other half, for tax reasons, Ashford Inc. is unable to buy. Those will be distributed. We wish that weren’t the case, but that’s the plan as of now.

Just buying the stock creates an accretion of about 15% right out of the box, not to mention removes an incredible quantity of stock that will come on the marketplace. We are very excited about that and very happy to get that done. It is one of the final pieces in getting everything done this fall that we are looking forward to do.

Remington. Remington is the hotel manager that my father and I owned and is under contract to be purchased by Ashford Inc. This took quite some time; has required a private letter ruling from the IRS. We’ve been in close, close contact with these guys. We expect that formal ruling to come out imminently. We have a vote on it at Ashford Inc. on the 24th of this month, so all the pieces are coming together. It is a great acquisition for Ashford. Ashford paid a market price for it and didn’t pay one nickel in cash. It is all in securities and these are convertible preferred securities, and so the recipients—myself and my father—are even more incentivized to make sure that the Ashford Inc. platform does very well.

There are other competitors that recently traded hands that have multiples like this or better, and they don’t have the fundamentals that Remington has. For example, Remington has never pursued any third-party business. Remington has much longer, much more stable contracts; has better performance with their assets that we’ll show a little bit; has longer staying power; and the list goes on and on. It is a great value for Ashford Inc. and it’s one of the final pieces in the puzzle here.

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One more recent development that I want to touch on is the launching of Ashford Securities, something else that I’m very, very excited about because as we grow assets under management, historically, we’ve been held hostage to the public markets. If you look at the hospitality REITs, none of them have raised hardly any money in years because there are seasons where it’s good to raise money, there are seasons where it’s not so good to raise money. As an asset manager, we don’t want our growth to be limited to what’s going on in the publicly-traded markets.

What this does is it allows Ashford to raise capital for future platforms; to help Trust and Braemar raise capital, although not common; to help third parties raise capital that then it can receive fees from. In announcing this and doing this, we have put together an all-star team. Jay Steigerwald who’s here—he’s over in the corner somewhere—he is a rock star. He spent years with W. P. Carey. W. P. Carey has had the best reputation in this alternative fundraising space forever. They, not too long ago, decided that they weren’t going to raise capital in this way anymore but to do it exclusively in the public markets. That made Jay available, which was a fantastic opportunity for us. Jay has had a stellar career, not only involved and leading many of the efforts with W. P. Carey but before that he was with CNL, another organization that has a great reputation in this space.

Along with Jay, we’ve hired Megan Gavin to come along with us, who was also with W.P. Carey and also recently with Starwood. She’s got some great experience.

We’re putting together a team. These are the leaders of the team and we’re filling that out. We hope to be able to start raising capital sometime in the late first half next year and then grow, grow, grow, grow. The potential to raise capital there is in the hundreds of millions of dollars or billions of dollars. Many of the providers there have raised incredible amounts of money, mainly equity capital; again then with leverage creates even more assets. So we’re very excited about it. You can see the alternative investment fundraising, the amounts that are raised in this industry every year. It’s just incredible and we’re very, very excited about getting into that industry.

I talked about the two paths to growth. First is to grow AUM. The current two platforms we have are Braemar and Ashford. Then we also want to grow our third-party business; our third-party business is something that the largest of our service providers haven’t even pursued until now, Premier and Remington.

If you look at assets under management, they’ve grown substantially, 22% CAGR since our beginning back in 2003. Just on its own, under the current structure, we’ve had great asset growth. If you look up there on the slide though and you look to the left, there’re a couple boxes that are important that add to this potential growth. First there’s Ashford Securities that I just spoke about that has long-term potential to increase Ashford’s AUM by billions of dollars. Then off to the right, the advised REITs, Braemar and Trust, for the first time—started about six weeks ago—are looking actively into joint ventures and working with other partners and using third-party capital to grow their platforms. So, they would provide 10%, 20% GP money, bringing institutional capital, and be able to acquire assets then. These are two avenues that

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we had not pursued until now and are just getting started in those two, on top of the traditional method of raising capital in the public markets.

You can see that over time the revenue growth is growing both from AUM and from third-party revenue, and you’ll continue to see those grow.

More specifically, Premier; Premier is our Project Management Group. When you renovate a hotel it’s complicated and it takes a lot of work and a lot of focus, so you hire a project manager and then the owner and the project manager will then go hire a designer, and sometimes it several designers, like interior designer, landscape, architect designer, lighting consultant designer, on down the list; you have to hire a FF&E procurement specialist, this is someone that selects the FF&E, that expedites and makes sure it arrives at warehouses and makes sure it all gets installed; you have to also hire an architect to do the architectural work that’s required; you need to sometimes hire a construction manager; and you need to hire a general contractor.

There’s no other group in the industry that does all of this together. Premier is the only group that does this all in one shop. We can approach an owner and do it all; you don’t have to bring in a different company for this, a different company for that. There’re a couple of other groups that claim it, but they don’t. They just say they do and they’ve got some outside people that they’ll say is part of the program. This gives Premier a very unique advantage that no one else in the industry has.

Secondly, it’s got scale. Hotel Business says there’s about $7 billion worth of hotel renovations done every year; I think the number is closer $9 billion based upon my math and calculations, I would say roundly $10 billion. Premier has done about $200 million a year for the past number of years, and that’s for its clients, the two REITs. Has done an incredible job and you’ll see some of things that it’s done in some later slides, just absolutely beautiful, beautiful work.

Premier has never gone out and pursued third-party type business. We hired a guy to come on board to pursue this just in May. His name is Don Kelly. He’s got an incredible reputation. We transferred another in-house person to work with him and they are out beating the bushes, starting with the sales effort. We are already seeing an incredible advantage in large projects, highly complex projects, where there’s projects across a whole number of hotels for clients or really big, single assets, because for an owner to do all that themselves, to hire all those specialists I told you about, is a royal pain in the neck. To have one contact to do it is fantastic, and also one that can handle the size. If you’ve got a decent size project to do, it’s just too big. The industry is incredibly fragmented. Premiere is the largest that I know of at $200 million out of $10 billion-ish worth of renovations every year.

So, there’s incredible opportunity to grow; it’s incredibly fragmented; and we’re the only one with scale. This has got great opportunity in it. It is a straight fee business. There’s no liability that Premier takes on as far as a renovation of guaranteeing anything. When we sit down with a customer, we’ve got all these things to sell them—architectural services and design services. Premier also offers that if any owner wants to swap one out, if they’ve got a favorite designer and want to use that designer instead, fine; we’ll

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work with them and swap that person out. Already those are some of the discussions that are going on with clients.

We hope to be announcing in the future some business that Premier is landing. It’s a long lead-time business, relatively long lead-time type of business, but we’ve got some great things working there.

Remington is the pending transactions to hotel manager. Remington has also not gone after third-party business. It has no third-party business right now. We recently hired a gentleman named Jarrad Evans. He came from Benchmark Hospitality, a very well-regarded hospitality firm. He was responsible for landing 40 third-party management contracts there over the past number of years with his tenure there. He’s joined us. He’s already off to the races, got quite a few irons in the fire. He joined us, I guess just last month, maybe August or September.

Remington has got a great reputation in the industry. Its Glassdoor rating is higher than any third-party manager and most brands. It’s a great place to work. The performance of Remington vastly outstrips that of our peers. You can see some of the huge margin differences we have here. Our RevPAR yield is incredible and we’ve got a great story there. It’s been a great manager, but we’ve never pursued the third-party business. Now, we’ve got a chance to do that and Remington is going to do that.

An interesting development in the industry is the two largest third-party managers, Aimbridge Hospitality and Interstate, are going to merge. That creates a huge, huge third-party manager out there. The guys that run it are great guys and they’re smart guys, but, frankly, I don’t know how that’s going to work. I don’t know how they can get growth at that size. What that does is that creates the number 2, 3, 4, 5, 6, 7, 8, 9, 10 people on this list all about the same size, somewhere between $800 million and $1.5 billion of revenues, and it creates a great opportunity for Remington to jump up and to be the second biggest provider because we already have in-bound calls from owners saying, “Now my manager has got another property across the street. I don’t like this conflict. I want to talk about options. They’re too big, I can’t get anybody on the phone,” that kind of thing.

We think there’s a great opportunity there and we’re going to be pursuing it aggressively for third-party business for Remington. That effort has just started.

JSAV, this stands for J&S Audio Visual. When you stay in a hotel, the audiovisual is typically not performed by the hotel staff; it’s by a third-party company such as JSAV. The hotel gets a cut of the commission and then JSAV gets the rest of the revenue and pays their expenses and on and on. JSAV is a company that’s located in the Dallas area. It’s something we purchased about two years ago. It has shown incredible growth, not only by plugging in the Trust and Braemar hotels into their system but just having professional management take over and to help it grow. The founder recently passed away, but the founder’s son is still there, incredible guy. You can see the growth that we’ve got going over there.

For straight third-party growth not associated with Ashford, it’s been 26% over the past two years, and then Ashford growth has been 1200%, right, from 2 up to 26. So it’s got great potential there. JSAV

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recently bought a related firm called BAV. I think it stands for Buffalo Audio Visual; is that right? They’re the ones here doing the A/V for us here. Anyway, great organization, great growth potential.

The key takeaways that we want you to have today is that there is no group out there that has more experience than us; we have an incredible track record; we’ve got the experience; we are going to be very well-positioned after the closing of this Remington transaction. Putting hotel management services into our stable of services means that when a hotel is bought by any of the platforms that we oversee, the amount of revenue that will be flowing to the Ashford businesses is off the charts for advisory asset management, debts brokerage, real estate brokerage, property management, hotel management, project management, on and on and on down the list. It is just a great business model.

Our business model is to treat each one of these businesses as a standalone business and to grow them aggressively in their own right and, then on top of that, have them grow based upon the assets under management that the advisory business is overseeing. I outlined a couple of ways where that AUM is going to be growing in ways that have been different from the past through Ashford Securities and raising capital there and by the REITs going after joint ventures and bringing in LPs and growing those that way.

This has been a long, long time coming. It is something that I started working on over four years ago and it has taken quite a bit to get through the IRS and the SEC, and likewise, but we are just about getting it all done. I appreciate your patience in getting this all assembled and I think over the next number of years you’re going to see some really exciting things happen from Ashford.

With that, I’m going to ask Jeremy Welter to come up. Jeremy is our President and Chief Operating Officer of Ashford. He is also the Head Asset Manager for the REITs. He joined me 12, 13 years ago or more, and has just done an incredible job. He started as, I believe, Director of Finance and he rose through the ranks. His career and his abilities have grown just incredibly. I can’t wait for him to share with you some of the case studies on what his asset management team has done, and some of those folks are here that should be taking the credit because they’re the ones that did all the heavy lifting. But, anyway, he’s now Co-President along with Rob Hayes of Ashford, and also Chief Operating Officer. He’s going to intro this video.

Jeremy J. Welter:

Thank you, Monty.

It’s a real joy to be tasked with building and growing the services businesses. It’s a lot of work and there’ve been a lot of challenges, but it’s incredibly rewarding because I see what we’re creating. We are creating incredible businesses and there’s just a ton of opportunity. Our objective is very plain and simple: we want to be the best. We want to be the preferred service provider in each one of our service lines so that when an owner wants to engage and contract in our areas of service, they choose us and we’re the preferred option. In order to do that, we have to drive performance in our hotels. You’ll see our approach

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in the asset management side, how we’re very much results-oriented; we drive incredible operating performance. As we continue to do that through these services businesses, we will continue to get more and more business outside of Ashford.

One of the underlying theme and probably the most critical element that kind of crosses all of our services businesses is having the very best people running those organizations. We’ve got incredible associates. We have incredible leadership at each one of those respective companies. That’s one of things that I’ve been focused on mainly over the last year, year-and-a-half, is building out the management teams for some of the organizations. I can tell you that we have incredible folks. You’ll see it in the videos that we have for you.

As we continue on, when you look at Ashford and its history, that’s one of the things we’ve prided ourselves in, is basically attracting some of the top talent that we can find and then developing that talent to get them to operate and think like we want them to operate and how we would otherwise do, and then retaining that talent over time. We’ve done that at Ashford and we’ve done that with my Asset Management Group, and we plan to continue to do that with these services businesses.

I am incredibly excited. I’m so excited that if you go back in August and read some of the filings, I bought a lot of Ashford Inc. stock myself. I want to be a larger part of the growth story that we have here. I think we’re doing some incredible things. We want to win and we expect to win.

With that I’m going to turn it over to the video we have on our services businesses. Thank you.

(Video presentation)

Deric S. Eubanks:

That wraps up our presentation on Ashford. With that I’m going to ask Monty, Rob Hayes, Jeremy Welter, and Jay Steigerwald to join me on the stage for Q&A. We’ve got some time for Q&A. We’ve got a couple of mics that will be walking around the back, so please raise your hand if you have any questions and we’ll open it up.

Monty J. Bennett:

Yes sir, the back on the left.

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Male Speaker:

Hi. Quick question on the new Securities announcement. How much investment dollars do you expect to create that platform in terms of distribution resources, broker dealer relationships to build out that platform?

Monty J. Bennett:

Is your question about how much it’s going to cost in order to put it together or is your question how much is it going to raise over time?

Male Speaker:

No, the former?

Monty J. Bennett:

The former? All right. Perfect. We are going to have an announcement soon. We’ve got an arrangement where that is going to be funded off balance sheet and, therefore, not paid for by Ashford. We’ll be announcing how we’re doing that, probably in the next month or two.

Deric S. Eubanks:

Right here. There’s a microphone coming.

Male Speaker:

How should we think about cap ex over the next few years?

Monty J. Bennett:

As far as how much cap ex?

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Male Speaker:

Yes.

Monty J. Bennett:

I’ll let the REITs speak for themselves as far as how much cap ex they’re going to do—is what you’re asking?

Male Speaker:

No. I meant for Inc., what will Inc.—I understand it’s not a lot, but how much?

Monty J. Bennett:

How much cap ex dollars will Inc. have to spend?

Male Speaker:

Yes.

Monty J. Bennett:

Not much. If you look at its businesses, the JSAV business requires a little bit of capital. When you take over a hotel you buy equipment. Premier requires no capital. In order to grow, the Remington business requires no technically, although sometimes you might put a little money in to own a little bit of a hotel, sliver equity, a little key money. So it’s not material.

The REITs, as far as the joint ventures, they’re going to be doing it themselves. They’re putting the GP capital and working with LPs there.

The only other potential sizable use of capital is the ERFP program where Ashford will put money into platforms in order to receive business back from it. That’s kind of on a discretionary basis, right. That’s in our control. We like to grow without it, but sometimes when we do it we think it’s necessary. We do get 13%-plus unleveraged returns on that capital, but right now there’s not an existing requirement we feel like we need to fulfill. We’ve got some arrangements with the REITs, but those are kind of fungible about

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how much that happens and when. So it’s hard to say really how much that’s going to be over the near future.

Outside of ERFP money, there’s very little, in the single-digit millions of dollars, I’d say.

You’ve got a comment on it?

Jeremy J. Welter:

Yes. We’ll have a little bit of cap ex with RED, which is the watersports company. As we enter a new market, typically we have to buy some additional boats and build out the fleet a little bit, but typically we use some financing to do that. That is very attractive, and the cash on cash returns on our investment when we enter a new market is in excess of 20%.

Male Speaker:

Thank you.

Deric S. Eubanks:

Right there.

Matt Pilkington:

Hi. Matt Pilkington (phon); three questions: could you explain the reason, the tax issue, with only half the stock being purchased; second is will you—I mean, you don’t seem to be sitting on that much cash now on the ERFP program, and you want to do more ERFP program, where will you raise more capital and how you’ll do that; the third is after the whole Remington transaction is finished you’ll begin sitting on a structure which is going to be very Bennett heavy, meaning 80% or so, it seems to me will be owned by the Bennett family. I’m just wondering how you think that’ll play out with the capital markets, especially the equity capital markets sort of seeing a family-controlled business, which looks nearly like a private company?

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Monty J. Bennett:

Let me get the last one, Deric, and if you can get those other two.

Deric S. Eubanks:

Sure.

Monty J. Bennett:

I think that’s the benefit that you’ve got here. So many companies that I see out there are led by steward keepers, right. They are there. They get their salaries, they get their whatever, and if things don’t go well, then they go off. For better or worse, what a capital investor is doing in this situation is, if you look at my personal wealth and my father’s, it is all tied up here. In the past, we’ve had these businesses outside and, while it was great, you hear comments about, well, money is going to outside to affiliates and on and on. Now, we had to do that for tax reasons for the REITs. But I think your decision is do you think the Bennett’s management team can make money for itself. If we wanted to take the whole thing private, we certainly had the wherewithal to do it. We chose not to. We want to be public. I want to be public and, therefore, to be public you’ve got to take care of your investors. There’s no point in being public if investors don’t have confidence in you. It’s a choice that I’ve made and I want to stay public.

But what I’m asking you and everyone else here is do you think that Monty Bennett and these guys have the ability to expand our own wealth. We’ve got more tied up in this Company than I think any other management team has tied up in their company. The consequence is what you said. It’s different and, in my view, it’s better. I’ve been able to make a lot of money for my investors and for myself over the past number of years. Now this is the only vehicle. My only other investments are—I think I’ve got a tech ETF with this much money in it, some treasuries, and some silver and gold. That’s it.

It’s Bennett heavy, but if you believe in the Bennett’s and this Management Team, that’s very good for you.

Deric S. Eubanks:

The question related to the stock purchase that we announced yesterday at Ashford Inc. buying stock back from the REITs. In those press releases we mentioned that Ashford Inc. could only acquire the stock that was held in the taxable REIT subsidiaries of the two REITs. That related to the private letter ruling that, as Monty said, we expect to get a final official ruling on that very soon. That’s been an ongoing discussion between our tax advisors and the IRS. The IRS is very sensitive to cash going from the advisor Ashford to the REITs and we just so happen to own about half of that stock in our taxable REIT subsidiaries at AHT and BHR, and there were no issues with Ashford Inc. buying the stock from the taxable REIT subsidiaries. So, it had to do with the conversation with the IRS about the private letter

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ruling and the fact that they really don’t want cash going from Ashford Inc. to the REITs but going to the taxable REIT subsidiaries was okay.

In terms of access…

Monty J. Bennett:

Let me add on to that. I’m sorry to interrupt. But we even talked about, okay, let’s take the shares and the REITs and dip them down into the TRS, right, and the IRS and the tax guy says, “No. That’s not going to work either.”

Deric S. Eubanks:

Yes. In terms of access to capital for ERFP, we have committed almost $41 million of the initial $50 million for AHT and a little over $10 million of the $50 million at BHR. We do have a business model that generates excess cash flow. We’ve got a $35 million credit facility that’s completely undrawn. We have an accordion feature on that credit facility to expand that, and I think there’s even additional access to different types of capital that we would have available to us if we needed it.

Jeremy J. Welter:

I think you also might want to highlight is one thing Monty pointed out in the presentation was—and Richard and Douglas will talk a bit more about it—but the focus for the REITs is primarily focused on raising capital via joint ventures. Joint ventures are not eligible for ERFP money. We have to recognize where stock prices are and it’s unlikely that if the REITs that are Ashford Inc. could be raising equity capital, and so we had to kind of pivot and move towards alternative strategies.

Deric S. Eubanks:

Yes. Said a different way, there’s just not a lot of opportunity to place ERFP capital in the REITs right now, so it’s kind of a moot point.

Monty J. Bennett:

Right here.

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Male Speaker:

Hi. Two questions. First, what multiple of operating profit is Ashford paying for Remington; and then the second, just to make sure I understand, after the Ashford shares have spun off from the other entities, could Ashford go out in the open market and tender for or buy those shares?

Monty J. Bennett:

Why don’t you take the first one.

Jeremy J. Welter:

I think the first one, when we announced the transaction, I think it was 11.8 times 2018 EBITDA…

Deric S. Eubanks:

Yes.

Jeremy J. Welter:

…was the multiple.

Deric S. Eubanks:

Yes. We’ve got a slide on that in the presentation and compare that multiple to comparable transactions, which, as we stated, we think it’s a pretty favorable comparison to where other hotel management companies have traded.

I’m sorry, the second question?

Monty J. Bennett:

I’ll touch on it. He talked about the open market. In order for the Remington transaction to close both parties have to get favorable tax opinions that it is a tax-free transaction. Part of that has to do with not

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even planning or discussing or thinking about potentially buying back shares in the open market. We don’t even discuss it internally because of that prohibition, and after the transaction is done, if that’s something that we want to entertain, then we’ll talk about it. But it’s something that we just don’t even discuss in order to get through the transaction. For tax reasons I don’t understand by the way, but that’s the case.

Deric S. Eubanks:

Yes, right here.

Male Speaker:

Thanks. For Ashford Securities it says that you’re raising capital both for the current and future platforms. Are you currently thinking about launching a new platform and would it be a public or a non-traded platform?

Monty J. Bennett:

I’ll touch on that and, Jay, you’re welcome to jump in as well.

We cannot comment on that because we hope to have some announcements on here pretty soon, and these securities and the raising money are all SEC and the like regulated. But we hope to have an announcement providing more specificity to that question here in the next few months because I know you’d love to know and we’d love to tell you. We’ll be able to share something here pretty soon.

Jeremy J. Welter:

I think what we can say is that there’s tons of opportunities in this space. It’s a very vibrant space and Jay can…

Jay Steigerwald:

Yes. There’s a real demand out there for high-quality investment managers that have a differentiated investment strategy. Financial advisors, brokerage firms are looking for those two together. I think what we have across the platforms, broadly speaking, is a tremendous opportunity. This year’s sales of nontraded products will be up over 100% to approximately $21 billion, so this is a phenomenal

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opportunity and Ashford has all of the tools in its toolbox to build high-quality products, take advantage of this opportunity for our investors. So, I’m very excited about being here.

Deric S. Eubanks:

Any other questions? Yes? We’ve got one over here, yes.

Male Speaker:

I understand that the Remington transaction hasn’t closed yet, but can you talk a little bit more about all the consolidation that’s going on in the hotel management space and how does that help or hurt you guys? When you look out, is there a potential for Remington to be a consolidator in that space or is that not something going to make sense and just more size or scale not really that advantageous?

Monty J. Bennett:

Jeremy, why don’t you speak to it and then I’ll add?

Jeremy J. Welter:

Yes. There’s obviously the recent announcement with Aimbridge and Interstate and I think that that does create a lot of opportunities for us for Remington to go out and take advantage of some owners that maybe want to look at an alternative because of the organization being just too big. We’ve gotten a lot of interest recently with a lot of different ownership groups, specifically with Remington to be able to manage their hotels.

In terms of consolidating, I think that is something we will look at opportunistically. It’s not an initial strategy that we have right now. We did it with BAV when we acquired BAV on behalf of JSAV. That wasn’t something that we sought out to do, but it made a lot of sense strategically for us. If we see some of those opportunities, I think we’ll take advantage of those as well.

Monty J. Bennett:

Well said.

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Deric S. Eubanks:

Any other questions? No? Okay. Well, that wraps up our Ashford Inc. section of our Investor Day and we will take a coffee break and then we will come back and talk about Ashford Hospitality Trust and Braemar. Thank you.

Monty J. Bennett:

Thank you. Thank you, everybody.

Jeremy J. Welter:

Thank you, everybody. Appreciate it.

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Safe Harbor for Forward Looking Statements

In keeping with the SEC’s “Safe Harbor” guidelines, certain statements made in this transcript could be considered forward-looking and subject to certain risks and uncertainties that could cause results to differ materially from those projected. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “target,” or similar expressions, we intend to identify forward-looking statements. Such forward-looking statements include, but are not limited to, our business and investment strategy, our understanding of our competition, current market trends and opportunities, projected operating results, and projected capital expenditures.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated including, without limitation: general volatility of the capital markets, the general economy or the hospitality industry, whether the result of market events or otherwise, and the market price of our common stock; availability, terms and deployment of capital; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; actual and potential conflicts of interest with or between Remington Lodging, Ashford Hospitality Trust, Inc. (“Ashford Trust”) and Braemar Hotels & Resorts Inc. (“Braemar”), our executive officers and our non-independent directors; availability of qualified personnel; changes in governmental regulations, accounting rules, tax rates and similar matters; legislative and regulatory changes; the possibility that we may not realize any or all of the anticipated benefits from transactions to acquire businesses, including the acquisition of the project management business previously owned by Remington Lodging, and from new business initiatives, including the ERFPs with Ashford Trust and Braemar; disruptions relating to the acquisition or integration of the hotel management business previously owned by Remington Lodging, which may harm relationships with customers, employees and regulators; and unexpected costs relating to the acquisition or integration of the hotel management business previously owned by Remington Lodging. These and other risk factors are more fully discussed in each company’s filings with the Securities and Exchange Commission.

This transcript is for informational purposes only and is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Ashford Inc., or any of its respective affiliates, and may not be relied upon in connection with the purchase or sale of any such security, and the information contained herein does not form part of any prospectus of Ashford Inc. that may be used to offer or sell securities.

Additional Information and Where to Find It

In connection with the Remington hotel management acquisition transaction, Ashford Inc. has filed a definitive proxy statement and Ashford Nevada Holding Corp. (a subsidiary of Ashford Inc., to be renamed Ashford Inc. at the closing of the transaction) has filed a Registration Statement on Form S-4 (Registration No. 333-232736), which includes a joint proxy statement/prospectus. The Form S-4 and proxy statement/prospectus contains important information about Ashford Inc., Ashford Nevada Holding Corp., the transactions and related matters. Additionally, Ashford Inc. files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF ASHFORD INC. ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ASHFORD INC. WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD INC. AND THE TRANSACTION. The joint proxy statement/prospectus and other relevant materials in connection with the transaction, and any other documents filed by Ashford Inc. with the Securities and Exchange Commission (when they become available), may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission at Ashford Inc.’s website, www.ashfordinc.com, under the “Investors” link, or by requesting them in writing or by telephone from us at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600.

Ashford Inc. and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Ashford Inc. in favor of the proposed merger. Information about the directors and executive officers of Ashford Inc. and their ownership of Ashford Inc. capital stock is set forth in its definitive proxy statement on Schedule 14A for its special meeting of stockholders, as filed with the Securities and Exchange Commission on September 23, 2019. Additional information regarding the participants in the solicitation of proxies and a description of their direct and indirect interests, by security holdings or otherwise, with respect to the proposed merger is included in the definitive proxy statement filed by Ashford Inc. with the Securities and Exchange Commission.